Exhibit 99.(c)ii

Kidron Capital Advisors – Member FINRA/ SIPC

Project Pelican

Revised Valuation Analysis
Prepared for: The Board of Directors of Paybox Corp
March 21, 2017

Kidron Disclaimer

The Board of Directors of Paybox Corp. ("Paybox" or the "Company") has requested that Kidron Capital Advisors LLC ("Kidron") perform a valuation analysis of the Company. Kidron previously provided such analysis on December 13, 2016 based on currently available information at that date. Subsequently, Paybox informed Kidron that a significant customer had terminated one of the Company's material agreements, requiring the preparation of revised management projections for the Company's business and a re-evaluation by Kidron of the analysis previously provided. This updated analysis supersedes the analysis previously delivered to the Board of Directors in all respects and such previous analysis and related opinion are hereby withdrawn and should accordingly no longer be relied upon in making any determinations, financial or otherwise, regarding the Company, any proposed transactions involving the stockholders of the Company, or alternatives the Board of Directors may be considering.

In connection with our assignment, we have relied on and assumed the accuracy and completeness of all financial and other information supplied or otherwise made available to Kidron by the Company. We have not assumed any responsibility for independent verification of such information or any independent appraisal of the Company's assets or liabilities (contingent or otherwise). With respect to the audited financial statements, unaudited financial analyses, financial forecasts, estimates, projections or other information furnished to us by the Company, we have assumed, without any further independent investigation and analysis, that they have been reasonably prepared in good faith and reflect the best currently available estimates and judgment of the management team as to the expected future financial performance of the Company, and we express no opinion with respect to such forecasts and projections or the assumptions on which they are based. We have also relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review.

In our analyses, we have made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of the Company. Any assumptions made in our analyses are not necessarily indicative of future results or value, which may differ significantly from those assumptions.

It should be noted that our presentation is based on economic and market conditions and other circumstances existing on, and information made available prior to, or as of, the date hereof. Kidron has undertaken no, and hereby disclaims any obligation to, update the presentation after the date hereof to reflect any new developments that might affect any matters or opinions set forth herein.

Kidron has been engaged to provide this valuation analysis and accompanying fairness opinion to the Company. Kidron will receive a fee in conjunction with the delivery of the analysis and opinion, regardless of its content. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

The analysis does not constitute a recommendation to the management or the Board of Directors of Paybox regarding any proposed transaction. Furthermore, the analysis should not be construed as creating any fiduciary duty on the part of Kidron to any party.

Table of Contents

I. Executive Summary

Executive Summary

Overview

- Kidron Capital Advisors LLC was requested to provide a revised indicative valuation analysis of the Company.
- The valuation of the Company relies on data available at or before March 20, 2017, unless otherwise indicated.
- The valuation of the Company also relies on revised projected financial information provided by the Company's management.
- The valuation is derived from determining the value of the equity of the Company as a going concern and exclusive of any element of value arising from the accomplishment or expectation of any transaction; i.e. the valuation assumes that the Company continues to operate as a public reporting company.
- There are three conceptually distinct methodologies that can be applied to determine the fair market value of a business or assets, as detailed below:

  (a) the discounted cash flow (DCF) or "income" approach,
  (b) the market approach and
  (c) the cost approach.

- The income and market approaches were utilized to arrive at a conclusion of value for the Company's enterprise value (EV). The income approach directly measures the value of a company by estimating the expected cash flows derived from the business. The market approach provides an indication of value by observing the market value of comparable companies and transactions based on various pricing measures. The cost approach was not analyzed since we valued the Company on a going concern basis with consideration of the contribution to value by all the operating assets (tangible and intangible) of the business.
- This analysis does not constitute a recommendation to the management or the Board of Directors of Paybox Corp. regarding the proposed 1 to 500 reverse stock split and subsequent "going dark" transaction by Paybox. It is intended to provide a valuation analysis of the Company based on valuation metrics that are customarily applied in assisting purchasers and sellers to ascertain the financial value of a company.
- The valuation of a company is not a precise science and the conclusions will therefore be subjective and dependent on the exercise of individual judgment. There is therefore no indisputable single value and we normally express our analysis on a value falling within a range. While we consider our range of values to be reasonable based on the information available to us and our own independent analyses, others may place a different value on the company. There are numerous other factors other than valuation from a financial point of view that should be taken into account by any purchaser or seller prior to determining a final purchase/sale price for a business.

Executive Summary
Situation Overview

- The Board of Directors of the Company has authorized an amendment to the Company's Certificate of Incorporation that would effect a 1-for-500 reverse stock split of the Company's common stock.
- The Board of Directors decided that the costs of being an SEC reporting company outweigh the benefits and, thus, it is no longer in the Company's best interests or the best interests of its stockholders, to remain an SEC reporting company.
- The reverse stock split will enable Paybox to terminate the registration of its common stock under the Exchange Act, if, after the reverse stock split, there are fewer than 300 record holders of its common stock.
- The reasons for proposing the reverse stock split by the Company include the following:
  - Annual cost savings expected to be realized as a result of the termination of the registration of Paybox's shares of common stock under the Exchange Act, including ongoing expenses for compliance with the Sarbanes-Oxley Act;
  - The substantial number of beneficial holders of the Company's common stock who hold fewer than 500 shares and whose shares have a relatively small market value;
  - The opportunity to avoid application of the "penny stock" rules to the Company's common stock;
  - The limited public trading volume and liquidity of the common stock; and
  - The ability of Paybox's small stockholders (those holding fewer than 500 shares) to liquidate their holdings and receive a price for their shares that management believes is fair and attractive, without incurring brokerage commissions.

Executive Summary
Company Overview

Company Overview

- Paybox Corp (formerly Direct Insite Corp.) operates as a software-as-a-service provider, providing financial supply chain automation and workflow efficiencies within the Procure-to-Pay and Order-to-Cash processes.
- Headquartered in Fort Lauderdale, FL.
- 37 employees in the United States, including 24 in production, development and technical support, 3 in sales and marketing, 5 in technical sales support and post-sales management, and 5 in corporate finance and administration
- As of December 31, 2016, Paybox's clients included IBM, Siemens, Hewlett Packard Enterprise Services, Saint Gobain, Carlson Wagonlit Travel, and one of the world's largest financial institutions.

Customers

- The Company has four major customers, HP Enterprise Services ("HPE"), International Business Machines Corp. ("IBM"), Saint Gobain Shared Services Corp. ("SGSS") and one other customer that accounted for 88.0% and 88.3% of the Company's revenue for the years ended December 31, 2016 and 2015, respectively.
- For the twelve month period ended December 31, 2016, HPE, IBM and SGSS accounted for 21.5%, 42.5% and 10.1% of revenue respectively. One other major customer accounted for 13.9% of revenue.
- On February 27, 2017, Paybox was informed by IBM that IBM was terminating the larger of two agreements with the Company effective September 1, 2017. Approximately 35.1% of the Company's revenues were attributable to this agreement in the year ended December 31, 2016. Although there can be no assurances, it is possible that the Company may continue to provide certain services relating to this agreement on a monthly basis following termination.

Financial Overview


Revenue & EBITDA
11.0
9.0
7.0
5.0
3.0
1.0
(1.0)
$ millions
2011A
2012A
2013A
2014A
2015A
2016E
Total Revenue
EBITDA

Stock Trading Overview


Share Price ($)
Volume (millions)
Mar-2016
May-2016
Jun-2016
Jul-2016
Sep-2016
Oct-2016
Dec-2016
Jan-2017
Mar-2017
Paybox Corp. (OTCPK:PBOX) - Volume
Paybox Corp. (OTCPK:PBOX) - Share Pricing

Source: Company filings, draft FY2016 10-K dated March 17, 2016, S&P Capital IQ

Executive Summary
Recent Development

Termination of a Material Definitive Agreement with IBM

- On February 27, 2017, Paybox was informed by International Business Machine Corporation ("IBM") that IBM was terminating the larger of two agreements with the Company, whereby the Company provides e-invoice services to IBM's operating units, effective September 1, 2017. The agreement had been scheduled to expire on December 31, 2017, and IBM exercised its right under the agreement to terminate on 180 days advance notice.

- Approximately 35.1% of the Company's revenues were attributable to this agreement with IBM in the year ended December 31, 2016. It is possible that the Company may continue to provide certain services relating to this agreement on a month-to-month basis following termination.

- Approximately $2.286 million of revenue for the year ended December 31, 2016 was associated with the terminated IBM contract.

Source: Company 8K filed on February 27, 2017

II. Stock Trading Performance

Stock Price Performance
Trading History



Paybox Corp
Share Price ($)
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
.50mm
.45mm
.40mm
.35mm
.30mm
.25mm
.20mm
.15mm
.10mm
.05mm
0
Volume
Mar-2012
Jan-2013
Nov-2013
Sep-2014
Jul-2015
May-2016
Mar-2017
Paybox Corp. (OTCPK:PBOX) - Volume
Paybox Corp. (OTCPK:PBOX) - Share Pricing
Customer/Product Related
Results Announcements/Corporate Communications

Source: S&P Capital IQ

Stock Price Performance

Percent Change in Share Price Comparisons



Paybox Corp Trading Price Comparisons
Percent Change in Share Price
481.00%
381.00%
281.00%
181.00%
81.00%
-19.00%
-119.00%
Mar-2012
Jan-2013
Nov-2013
Sep-2014
Jul-2015
May-2016
Mar-2017
Paybox Corp. (OTCPK:PBOX) - Share Pricing
Select Public Companies (1)
NASDAQ Composite Index (^COMP) - Index Value

Source: S&P Capital IQ

(1) Intellect Design Arena, Generix, Determine

Of the comparable trading companies, Kidron excluded those companies that (a) had a market cap above $500 million and (b) were "outliers" in terms of trading multiples to revenues.

Stock Valuation Performance

Valuation Ratio Comparisons

Paybox Corp
TEV/Revenue Comparisons



Total Enterprise Value / Total Revenue
4.00x
3.50x
3.00x
2.50x
2.00x
1.50x
1.00x
0.50x
0.00x
-0.50x
-1.00x
Mar-2012
Dec-2012
Aug-2013
May-2014
Jan-2015
Oct-2015
Jun-2016
Mar-2017
Paybox Corp. (OTCPK:PBOX) - TEV/Total Revenues
Select Public Companies (1)
NASDAQ Composite Index (^COMP) - TEV/Total Revenues

Source: S&P Capital IQ
TEV: Total Enterprise Value
(1) Intellect Design Arena, Generix, Determine
Of the comparable trading companies, Kidron excluded those companies that (a) had a market cap above $500 million and (b) were "outliers" in terms of trading multiples to revenues.

III. Valuation Analysis

Valuation Analysis
Valuation Methodologies

I. **Discounted Cash Flow Analysis ("DCF")**

- A DCF analysis was performed on the Company's business. The DCF was based upon review of historical financial statements and financial projections provided by the Company's management.

II. **Market Approach: Comparable Company Analysis**

- We determined a value based on a review of the pricing multiples of comparable companies. Based on our due diligence, we identified publicly traded companies that owned and operated businesses similar to the Company.
- We calculated and reviewed pricing multiples for each comparable company and as a group. We investigated valuation multiples across various categories, and selected average enterprise value (EV) multiples of Revenue to arrive at an implied enterprise valuation.

III. **Market Approach: Comparable Transaction Analysis**

- We determined a conclusion of value based on a review of the pricing multiples of comparable transactions. We investigated valuation multiples across various categories, and selected average enterprise value (EV) multiples of Revenue to arrive at an implied enterprise valuation.

While the companies utilized for comparative purposes in our analysis have elements that are comparable to the Company, they are not entirely comparable for a variety of reasons including size, variety of products and services offered, market cap and relative stock and financial performance. Kidron does not have access to nonpublic information related to any of the companies or transactions used for comparative purposes. Accordingly, a complex valuation analysis cannot be limited to a quantitative review of the selected companies and selected transactions, and involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies and targets and the Company, as well as other factors that could affect their value relative to that of the Company.

Given the foregoing, the discounted cash flow analysis may be particularly relevant in this analysis as it measures the value of a business by discounting its future cash flows. Accordingly, we have given additional weighting to the DCF valuation analysis over the comparative analyses and have considered the DCF analysis from both the perspective of perpetual growth and the perspective of an exit.

Valuation Analysis

Scope of Analysis

In connection with its valuation analysis, Kidron has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Kidron's procedures, examinations, and financial analysis with respect to the preparation of its valuation analysis included, but were not limited to, the following:

- Reviewed the Amended Reports on Form 14A and Form 13e-3 filed on February 24, 2017*.
- Reviewed Report on From 8-K dated February 27, 2017;
- Reviewed draft Report on Form 10-K dated March 17, 2017;
- Reviewed certain other publicly available financial and other information relating to the Company, including publicly filed annual and quarterly filings for the Company;
- Reviewed revised financial projections for the Company provided to us by the management of the Company;
- Reviewed other documents relating to the history, current operations and currently projected future outlook of the Company made available to us by the Company;
- Conducted discussions with management of the Company regarding the business, operations and future prospects of the Company;
- Reviewed the historical stock prices and trading volume of the Company's common stock;
- Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Kidron deemed relevant, and an analysis of selected M&A transactions that Kidron deemed relevant; and
- Conducted such other analyses and considered such other factors as Kidron deemed appropriate.

For purposes of the valuation analysis described in the presentation, Kidron relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, accounting, tax and other information provided to, discussed with or reviewed by us.

---

* We have not been provided updated draft Reports on Form 14A and 13e-3 to review in connection with this valuation.

Valuation Analysis

Summary of Valuation Analysis



$0.29
10-day VWAP
as of Mar.20, 2017
$0.29 stock
price as of
Mar. 20, 2017
Weighted Average Per Share Price Range
$0.40
$0.50
Comparable Transactions Analysis Avg
$0.67
$0.78
Comparable Companies Analysis Avg
$0.49
$0.57
Discounted Cash Flow Analysis
$0.28
$0.39
$0.10
$0.25
$0.40
$0.55
$0.70
$0.85
$1.00
price per share

Valuation Analysis

Summary of Valuation Analysis

		Implied Per Share Range		
		Low	Mid	High
	Share Price	$0.40	$0.45	$0.50
Share Price (3/20/2017)	$0.29	38.9%	54.8%	73.4%
10-Day VWAP	$0.29	40.2%	56.3%	75.0%
20-Day VWAP	$0.36	12.8%	25.7%	40.8%
30-Day VWAP	$0.39	2.2%	13.9%	27.6%
60-Day VWAP	$0.52	-22.6%	-13.7%	-3.3%
90-Day VWAP	$0.51	-21.5%	-12.5%	-2.1%
10-Day Prior	$0.26	54.9%	72.6%	93.3%
20-Day Prior	$0.58	-30.7%	-22.7%	-13.5%
30-Day Prior	$0.58	-29.9%	-21.9%	-12.5%
60-Day Prior	$0.36	11.9%	24.7%	39.7%
90-Day Prior	$0.51	-21.5%	-12.5%	-2.1%
52 Wk High (4/4/2016)	$0.76	-47.0%	-40.9%	-33.8%
52 Wk Low (3/2/2017)	$0.23	75.2%	95.2%	118.6%

Based on closing stock prices, except 52-wk high and low prices, which are based on intraday prices.
Source: S&P Capital IQ

Valuation Analysis

Summary of Valuation Methodologies

Valuation Summary
($ in thousands)

Valuation Methodology	Multiple Range			Weight	Low	Mid	High
Discounted Cash Flow Analysis Enterprise Value				60.0%	**$1,443**	**$2,014**	**$2,744**
Comparable Companies Analysis*							
2017E Revenue Multiple Analysis Enterprise Value	1.0x	1.2x	1.3x	20.0%	**$4,173**	**$4,637**	**$5,100**
Comparable Transactions Analysis*							
Revenue Multiple Analysis Enterprise Value	1.6x	1.8x	2.0x	20.0%	**$6,480**	**$7,200**	**$7,920**
Weighted Average Enterprise Value					**$2,997**	**$3,576**	**$4,251**
Less: Debt					$0	$0	$0
Plus: Cash as of March 13, 2017					$2,050	$2,050	$2,050
Plus: PV of NOL Tax Savings					$252	$281	$313
Implied Weighted Average Equity Value					**$5,299**	**$5,906**	**$6,614**
Total Fully Diluted Shares Outstanding as of March 13, 2017					13,153	13,153	13,153
Implied Weighted Average Per Share Price					**$0.40**	**$0.45**	**$0.50**

Implied Enterprise Value Multiples		Low	Mid	High
2016E EBITDA	($61)	N/A	N/A	N/A
2017E EBITDA	($344)	N/A	N/A	N/A
2016E Revenue	$6,512	0.5x	0.5x	0.7x
2017E Revenue	$5,778	0.5x	0.6x	0.7x
Revenue adjusted for terminated IBM contract:				
2016E Revenue excluding IBM contract terminated	$4,226	0.7x	0.8x	1.0x
2017E Revenue excluding IBM contract terminated	$4,000	0.7x	0.9x	1.1x

*Revenue associated with a certain material contract with IBM was excluded from the Comparable Companies Analysis and the Comparable Transactions Analysis as such contract was terminated by IBM in early 2017. In addition, EBITDA multiple analyses were excluded since the Company did not generate EBITDA in the measured years.

Valuation Analysis

Historical and Forecasted Financials

For the Fiscal Year Ending December 31 ($ in thousands)	Actuals		Management Estimates					
	2014A	2015A	2016E	2017E	2018E	2019E	2020E	2021E
Total Revenue	**8,295.0**	**8,011.0**	**6,512.0**	**5,778.0**	**5,123.0**	**5,873.0**	**6,754.0**	**7,260.0**
Growth Over Prior Year	*(7.6%)*	*(3.4%)*	*(18.7%)*	*(11.3%)*	*(11.3%)*	*14.6%*	*15.0%*	*7.5%*
Total Costs and Operating Expenses	**7,844.0**	**7,127.0**	**6,573.0**	**6,122.0**	**5,787.0**	**6,332.0**	**6,298.0**	**6,646.0**
EBITDA	**451.0**	**884.0**	**(61.0)**	**(344.0)**	**(664.0)**	**(459.0)**	**456.0**	**614.0**
Margin %	*5.4%*	*11.0%*	*(0.9%)*	*(6.0%)*	*(13.0%)*	*(7.8%)*	*6.8%*	*8.5%*
Depreciation and Amortization	327.0	289.0	230.0	247.0	276.0	276.0	276.0	276.0
Interest and Other Expenses	10.0	4.0	263.0	108.0	6.0	6.0	6.0	6.0
Earnings Before Taxes	114.0	591.0	(554.0)	(699.0)	(946.0)	(741.0)	174.0	332.0
Less: Taxes	8.0	23.0	588.0	0	0	0	0	0
Net Income	**106.0**	**568.0**	**(1,142.0)**	**(699.0)**	**(946.0)**	**(741.0)**	**174.0**	**332.0**
Plus: Depreciation and Amortization	327.0	289.0	230.0	247.0	276.0	276.0	276.0	276.0
Plus: Stock Based Compensation	213.0	213.0	145.0	130.0	130.0	130.0	130.0	130.0
Plus: Deferred taxes adjustment	0	0	588.0	0	0	0	0	0
Less: Capital Expenditures	(21.0)	(9.0)	(66.0)	(65.0)	(60.0)	(60.0)	(100.0)	(100.0)
Less: Capitalization of Internally Developed Software	(474.0)	(194.0)	(106.0)	(100.0)	0	0	0	0
Less: Change in Net Working Capital	(448.0)	669.0	345.0	(300.0)	(100.0)	50.0	100.0	150.0
Free Cash Flow	**(297.0)**	**1,536.0**	**(6.0)**	**(787.0)**	**(700.0)**	**(345.0)**	**580.0**	**788.0**

Source: Company management
Note: Includes public company costs.

Valuation Analysis

Discounted Cash Flow – Key Assumptions

- As the basis for the discounted cash flow ("DCF") analysis, Kidron utilized the revised Management Projections for the fiscal years ("FY") ending December 2017 to December 2021.
- The financial projections assume that the Company continues to operate as a public reporting company.
- The following is a summary of the key assumptions used in the DCF analysis:
  - The 5-year sales compounded annual growth rate ("CAGR") through FY 2021 is assumed to be 2.2%.
  - EBITDA margins are projected to increase from (0.9%) in FY 2016 to 8.5% in FY 2021.
  - Capital expenditures are projected to increase from $0.065M to $0.1M from FY 2017 to FY 2021.
  - Corporate income taxes are projected using a tax rate of 40.0%.
  - The resulting cash flows were discounted to present value at a Weighted Average Cost of Capital ("WACC") range of 16.5% to 19.5%. The WACC was derived from a cost of equity estimated using the Capital Asset Pricing Model.
  - The perpetuity growth terminal value was estimated using a WACC range of 16.5% to 19.5% and a terminal growth rate of 3.0% to 5.0%.
  - The exit multiple terminal value was estimated using an exit multiple range of 10.0x to 14.0x enterprise value to EBITDA.
- The present value of net operating loss carryforward tax benefits were valued separately and added to equity value.

Valuation Analysis
Discounted Cash Flow Analysis

Discounted Cash Flow Analysis

($ in thousands)

Fiscal Year Ending December	9 Mos End 12/31/2017	2018E	2019E	2020E	2021E	'16-'21 CAGR
Revenue	$4,389	$5,123	$5,873	$6,754	$7,260	2.2%
Growth		*-11.3%*	*14.6%*	*15.0%*	*7.5%*	
EBITDA	($51)	($664)	($459)	$456	$614	
Margin	*-1.2%*	*-13.0%*	*-7.8%*	*6.8%*	*8.5%*	
Depreciation & Amortization	$196	$276	$276	$276	$276	
Interest and Other Expenses	$5	$6	$6	$6	$6	
Earnings Before Taxes	($252)	($946)	($741)	$174	$332	
Taxes	$0	$0	$0	$70	$133	
Net Operating Profit After Tax	($252)	($946)	($741)	$104	$199	
Plus: Depreciation & Amortization	$196	$276	$276	$276	$276	
Plus: Stock Based Compensation	$98	$130	$130	$130	$130	
Plus: Deferred taxes adjustment	$0	$0	$0	$0	$0	
Less: Capital Expenditures	($50)	($60)	($60)	($100)	($100)	
Less: Capitalized Product Development	($75)	$0	$0	$0	$0	
(Increase) Decrease in Working Capital	($200)	($100)	$50	$100	$150	
Free Cash Flow	($283)	($700)	($345)	$510	$655	

Perpetuity Growth Valuation	Low	Mid	High
Perpetuity Growth Rate	3.0%	4.0%	5.0%
Weighted Average Cost of Capital	22.0%	20.0%	18.0%
PV of Cash Flows	($441)	($431)	($420)
PV of Terminal Value	$1,382	$1,792	$2,413
Implied Enterprise Value Range	**$941**	**$1,361**	**$1,993**
Less: Debt	$0	$0	$0
Plus: Cash as of March 13, 2017	$2,050	$2,050	$2,050
PV of NOL Tax Savings	$252	$281	$313
Implied Equity Value Range	**$3,243**	**$3,692**	**$4,357**
Total Fully Diluted Shares Outstanding	13,153	13,153	13,153
Implied Per Share Price:	**$0.25**	**$0.28**	**$0.33**

Exit Multiple Valuation	Low	Mid	High
Terminal EBITDA Multiple	10.0x	12.0x	14.0x
Weighted Average Cost of Capital	22.0%	20.0%	18.0%
PV of Cash Flows	($441)	($431)	($420)
PV of Terminal Value	$2,386	$3,098	$3,915
Implied Enterprise Value Range	**$1,945**	**$2,666**	**$3,495**
Less: Debt	$0	$0	$0
Plus: Cash as of March 13, 2017	$2,050	$2,050	$2,050
PV of NOL Tax Savings	$252	$281	$313
Implied Equity Value Range	**$4,248**	**$4,997**	**$5,858**
Total Fully Diluted Shares Outstanding	13,153	13,153	13,153
Implied Per Share Price:	**$0.32**	**$0.38**	**$0.45**

Average Implied Per Share Price	$0.28	$0.33	$0.39

Valuation Analysis

NOL Tax Benefit Analysis

NOL Tax Benefit Analysis											
($ in thousands)	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E
Pre-NOL Taxable Income	(699.0)	(946.0)	(741.0)	174.0	332.0	345.3	359.1	373.5	388.4	403.9	420.1
NOL Beginning Balance	25,323.4	26,022.4	26,968.4	21,847.9	21,492.9	13,298.3	8,322.5	3,071.6	1,629.8	481.7	77.5
Plus NOL Created	699.0	946.0	741.0	-	-	-	-	-	-	-	-
Minus NOL Used	-	-	-	(174.0)	(332.0)	(345.3)	(359.1)	(373.5)	(388.4)	(403.9)	(77.5)
Minus NOL Expired			(5,861.6)	(181.0)	(7,862.6)	(4,630.6)	(4,891.8)	(1,068.4)	(759.7)	(0.2)	(0.1)
NOL Ending Balance	26,022.4	26,968.4	21,847.9	21,492.9	13,298.3	8,322.5	3,071.6	1,629.8	481.7	77.5	-
NOL Savings: Taxes @ 40%	-	-	-	69.6	132.8	138.1	143.6	149.4	155.4	161.6	31.0

	Low	Mid	High
Weighted Average Cost of Capital	22.0%	20.0%	18.0%
Present Value of Tax Benefits	$252.2	$280.8	$313.5

Source: Company management

Valuation Analysis

Discounted Cash Flow Analysis – Sensitivity Tables

Perpetuity Growth Model

Implied Enterprise Value Sensitivity Analysis

Discount Rate (WACC)	Terminal Perpetuity Growth Rate: 3.0%	3.5%	4.0%	4.5%	5.0%
18.0%	$1,631	$1,712	$1,799	$1,893	$1,993
19.0%	$1,421	$1,490	$1,564	$1,642	$1,727
20.0%	$1,239	$1,298	$1,361	$1,428	$1,499
21.0%	$1,080	$1,131	$1,185	$1,242	$1,303
22.0%	$941	$985	$1,032	$1,081	$1,134

Implied Equity Value Sensitivity Table

Discount Rate (WACC)	Terminal Perpetuity Growth Rate: 3.0%	3.5%	4.0%	4.5%	5.0%
18.0%	$3,993	$4,075	$4,163	$4,257	$4,359
19.0%	$3,766	$3,836	$3,910	$3,990	$4,075
20.0%	$3,568	$3,628	$3,692	$3,759	$3,832
21.0%	$3,395	$3,447	$3,501	$3,559	$3,621
22.0%	$3,241	$3,287	$3,334	$3,384	$3,437

Implied Equity Value Per Share Price Sensitivity Table

Discount Rate (WACC)	Terminal Perpetuity Growth Rate: 3.0%	3.5%	4.0%	4.5%	5.0%
18.0%	$0.30	$0.31	$0.32	$0.32	$0.33
19.0%	$0.29	$0.29	$0.30	$0.30	$0.31
20.0%	$0.27	$0.28	$0.28	$0.29	$0.29
21.0%	$0.26	$0.26	$0.27	$0.27	$0.28
22.0%	$0.25	$0.25	$0.25	$0.26	$0.26

Terminal Exit Model

Implied Enterprise Value Sensitivity Analysis

Discount Rate (WACC)	Terminal Value EBITDA Multiple: 8.0x	10.0x	12.0x	14.0x	16.0x
18.0%	$1,817	$2,376	$2,936	$3,495	$4,054
19.0%	$1,723	$2,260	$2,798	$3,335	$3,872
20.0%	$1,634	$2,150	$2,666	$3,183	$3,699
21.0%	$1,549	$2,045	$2,542	$3,038	$3,534
22.0%	$1,468	$1,945	$2,423	$2,900	$3,377

Implied Equity Value Sensitivity Table

Discount Rate (WACC)	Terminal Value EBITDA Multiple: 8.0x	10.0x	12.0x	14.0x	16.0x
18.0%	$4,181	$4,740	$5,299	$5,858	$6,418
19.0%	$4,070	$4,607	$5,144	$5,681	$6,219
20.0%	$3,965	$4,481	$4,997	$5,513	$6,030
21.0%	$3,865	$4,361	$4,858	$5,354	$5,850
22.0%	$3,770	$4,248	$4,725	$5,202	$5,679

Implied Equity Value Per Share Price Sensitivity Table

Discount Rate (WACC)	Terminal Value EBITDA Multiple: 8.0x	10.0x	12.0x	14.0x	16.0x
18.0%	$0.32	$0.36	$0.40	$0.45	$0.49
19.0%	$0.31	$0.35	$0.39	$0.43	$0.47
20.0%	$0.30	$0.34	$0.38	$0.42	$0.46
21.0%	$0.29	$0.33	$0.37	$0.41	$0.44
22.0%	$0.29	$0.32	$0.36	$0.40	$0.43

Valuation Analysis

Discounted Cash Flow Analysis – Weighted Average Cost of Capital

Weighted Average Cost of Capital Analysis

Cost of Equity:

Capital Asset Pricing Model:

Ke = Rf + (Beta x MRP) + SSP

Risk-Free Rate (Rf)[1]	2.51%
Market Risk Premium (MRP)[2]	6.24%
Multiply by: Beta[3]	0.92
Adjusted Market Risk Premium	5.73%
Plus: Small Stock Premium (SSP)[4]	9.74%
Cost of Equity (Ke)	17.98%

WACC Calculation

	Cost of Capital		Weighting		WACC
Cost Debt Capital	N/A	x	0.0%	=	N/A
Cost of Equity Capital	17.98%	x	100.0%	=	17.98%
Weighted Average Cost of Capital					**17.98%**

Source:

[1] 10-year US Treasury bond yields

[2] Equity market return risk premium based on historical rates of return on S&P 500 returns less long-term U.S. Treasury bond income returns

[3] Based Company's beta

[4] Discount for small stock premium based on historical market data per Ibbotson

Valuation Analysis

Select Public Companies Analysis

- Selected Public Companies Analysis
  - Kidron reviewed the current trading multiples of publicly traded B2B financial technology and business processes companies that it deemed relevant to its analysis.
  - Kidron analyzed the LTM revenue and EBITDA of each of the publicly traded companies.
  - Kidron analyzed the selected public companies' trading multiples of enterprise value to their respective revenue and EBITDA.
  - Kidron excluded those companies that (a) had a market cap above $500 million and (b) were "outliers" in terms of trading multiples to revenues.

  As previously noted:
  - Many of the companies that compete in Paybox's space also offer a number of other services that Paybox does not provide.
  - Kidron does not have access to nonpublic information related to any of the companies used for comparative purposes. Accordingly, a complex valuation analysis cannot be limited to a quantitative review of the selected companies and selected transactions, and involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies and targets and the Company, as well as other factors that could affect their value relative to that of the Company.

Valuation Analysis

Select Public Companies Analysis – Valuation Metrics

Data as of 3/20/17
($ in USD millions, except per share data)

			Market Data					EV/Revenue		EV/EBITDA	
Stock Ticker	Company Name	Country	Stock Price	52 Week High	52 Week Low	Market Cap	Enterprise Value	LTM	NTM	LTM	NTM
BSE: 538835	Intellect Design Arena Limited	India	$1.76	$4.63	$1.06	$178	$169	1.3x	1.0x	NM	31.1x
ENXTPA: GENX	Generix SA	France	$2.66	$3.26	$2.48	$59	$71	1.1x	1.2x	16.7x	16.1x
NasdaqCM: DTRM	Determine, Inc.	United States	$3.30	$3.62	$0.82	$39	$48	1.8x	1.7x	NM	NM
					High	$178	$169	1.8x	1.7x	16.7x	31.1x
					Low	$39	$48	1.1x	1.0x	16.7x	16.1x
					Mean	$92	$96	1.4x	1.3x	16.7x	23.6x
					Median	$59	$71	1.3x	1.2x	16.7x	23.6x
OTCPK: PBOX	Paybox Corp.	United States	$0.29	$0.76	$0.23	$4	$1	0.2x	NA	2.0x	NA

Source: S&P Capital IQ
Stock prices as of close of 3/20/2017. 52 week high and low prices based on intraday prices.

Valuation Analysis

Select Public Companies Analysis – Financial Performance

	Revenue		EBITDA			5 YR Historical CAGR		
Company Name	LTM	1 YR Growth	LTM	1 YR Growth	Margin	Revenue	EBITDA	Business Description
Intellect Design Arena Limited	$130	16.6%	($6)	NM	-4.8%	0.0%	0.0%	Intellect Design Arena Limited provides software development and support services for banking, insurance, and other financial services.
Generix SA	$68	8.4%	$4	-28.6%	6.5%	-1.3%	NM	Generix SA operates as a software editor for collaborative applications in France and internationally.
Determine, Inc.	$27	2.3%	($8)	NM	-29.9%	13.3%	NM	Determine, Inc. provides software-as-a-service source to pay and enterprise contract lifecycle management solutions.
High	$130	16.6%	$4	-28.6%	6.5%	13.3%	0.0%	
Low	$27	2.3%	-$8	-28.6%	-29.9%	-1.3%	0.0%	
Mean	$75	9.1%	-$3	-28.6%	-9.4%	4.0%	0.0%	
Median	$68	8.4%	-$6	-28.6%	-4.8%	0.0%	0.0%	
Paybox Corp.	$7	-14.3%	$1	-17.6%	8.7%	-3.2%	12.7%	Paybox Corp. operates as a software as a service provider that provides a unified working capital management platform for Order-to-Cash and Procure-to-Pay processes.

Source: S&P Capital IQ

Valuation Analysis

Select M&A Transactions Analysis

Announced Date	Target/Issuer	Hdqtrs	Buyers/Investors	Implied Enterprise Value	Implied EV/Revenue	Implied EV/EBITDA	Total Revenues	EBITDA	EBITDA Margin	Target Business Description
1/26/2016	TransFirst Holdings Corp.	United States	Total System Services, Inc.	$2,329.3	1.5x	17.4x	$1,542.9	$133.5	8.7%	TransFirst Holdings Corp. provides payment transaction processing services and payment enabling technologies to small to
12/15/2015	Heartland Payment Systems, Inc.	United States	Global Payments Inc.	$4,414.1	1.7x	25.3x	$2,588.4	$202.0	7.8%	Heartland Payment Systems, Inc. provides payment processing services to small and mid-sized merchants and network services merchants in the United States.
10/23/2014	Wausau Financial Systems, Inc.	United States	Deluxe Corporation	$90.0	1.1x		$80.0	-	-	Wausau Financial Systems, Inc. provides financial technology services and solutions to financial institutions, healthcare and insurance companies, distribution and property management companies, utilities, government agencies, insurers, banks, and telecommunications companies.
8/12/2014	Comdata Network, Inc.	United States	FleetCor Technologies, Inc.	$3,499.7	6.0x	27.9x	$581.0	$129.6	22.3%	Comdata Network, Inc. is a business-to-business provider of electronic payment solutions.
7/1/2013	Intuit Financial Services (nka:Digital Insight	United States	Thoma Bravo, LLC; Thoma Bravo Fund X, L.P.	$1,025.0	3.4x		$305.0	-	-	Digital Insight Corporation provides a suite of on-demand financial management and proprietary software solutions for financial institutions.
8/1/2012	Genpact Limited	Bermuda	Bain Capital, LP; GIC Special Investments Pte. Ltd.; Government of	$3,197.2	1.8x	10.1x	$1,775.4	$315.5	17.8%	Genpact Limited provides business process outsourcing and information technology (IT) management services worldwide.
7/2/2012	Merchant e-Solutions, Inc.	United States	Cielo USA Inc.	$670.0	5.4x	11.0x	$124.0	-	-	Merchant e-Solutions, Inc., an e-Commerce company, provides payment processing services.

	Implied Enterprise Value	Implied EV/Revenue	Implied EV/EBITDA	Total Revenues	EBITDA	EBITDA Margin
Max	$4,414.1	6.0x	27.9x	$2,588.4	$315.5	22.3%
Min	$90.0	1.1x	10.1x	$80.0	$129.6	7.8%
Mean	$2,175.0	3.0x	18.4x	$999.5	$195.2	14.1%
Median	$2,329.3	1.8x	17.4x	$581.0	$167.8	13.2%

Source: S&P Capital IQ, public filings
[1] Deluxe's 8K filed 10/23/14